Exhibit 99.131

Enthusiast Gaming to Commence Trading on Nasdaq

TORONTO, April 20, 2021 - Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (TSX:EGLX) (OTCQB: ENGMF) (FSE:2AV), the largest gaming media platform in North America and reaching over 300 million monthly video game and esports fans worldwide, is pleased to announce that its common shares have been approved for listing on the Nasdaq Global Select Market ("Nasdaq") under the trading ticker symbol "EGLX." The Nasdaq Global Select Market is the highest listing tier of the Nasdaq Stock Market’s three-tier market classification. Trading on the Nasdaq is expected to commence at market open on April 21, 2021.

The Company will continue to maintain the listing of its Common Shares on the Toronto Stock Exchange under the symbol "EGLX".

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Reaching over 300 million gamers every month, the Company is a member of the ‘Comscore 100’ ranking of the top Internet Properties in the US and the largest in the Gaming Information category on mobile devices. Combining the elements of its four core pillars; Media, Talent, Esports and Experiential, Enthusiast Gaming provides a unique engagement opportunity resulting in more points of connection than any other video game and esports platform, with unparalleled access to the influential and lucrative GenZ and Millennial audience. Through ownership and exclusivity of our array of digital media and entertainment assets, we have built a vast and proprietary network of like-minded communities - we own the fan experience.

The Company’s Media segment comprises 100+ gaming related websites and 1,000+ YouTube channels that generated 42 billion views of content in 2020. The Talent division works with 550+ leading gamers and influencers to create new and unique content. Luminosity Gaming, the Company’s esports division, ranked as the #1 watched esports organization on Twitch, competes across a number of game titles, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team and works with over 50 leading streamers and athletes, including xQc, Nick Eh 30, Chica and more. Enthusiast Gaming’s Experiential business owns and operates Canada’s largest gaming expo, EGLX, and the largest B2B mobile gaming event in Europe, Pocket Gamer Connects, and hosts over 50 live and virtual events annually. For more information on the Company visit enthusiastgaming.com. For more information on Luminosity Gaming visit luminosity.gg.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming

investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications

carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to listing of the Company’s common shares on the NASDAQ.

Forward-looking statements are based on assumptions, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the anticipated benefits of listing on the NASDAQ and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments; and risks relating to the listing of the Company’s common shares on NASDAQ. Readers are cautioned that the foregoing list is not exhaustive and other risks set out in Enthusiast Gaming public disclosure recorded filed under the Company’s provide on www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.